DB

19010645

ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29418

SEC Mail Processing
MAY 2 4 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut St
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, IV — 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Ln, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

MAY 24 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas M. Lewry, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corp, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN VARNEY, Notary Public
State of New Hampshire
My Commission Expires January 27, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of
Curbstone Financial Management Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Curbstone Financial Management Corporation, (the "Company") as of March 31, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Curbstone Financial Management Corporation's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May17, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2ndFloor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 324,537
Prepaid expenses	25,009
Prepaid federal and state corporate taxes	12,935
TOTAL CURRENT ASSETS	362,481
FIXED ASSETS	
Cost	140,251
Less accumulated depreciation	120,456
NET FIXED ASSETS	19,795
OTHER ASSETS	
Cash value of life insurance	63,587
TOTAL OTHER ASSETS	63,587
TOTAL ASSETS	$ 445,863

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 8,882
Accrued other expenses	13,573
TOTAL CURRENT LIABILITIES	22,455
DEFERRED TAX LIABILITY	4,157
TOTAL LIABILITIES	26,612
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, 1,000 shares authorized, 103 shares issued and 83 shares outstanding	10,300
Additional paid-in capital	258,315
Retained earnings	250,636
Less: treasury stock	(100,000)
TOTAL STOCKHOLDERS' EQUITY	419,251
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 445,863

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2019

REVENUES	
Advisory	$ 2,155,865
Commission	27,587
Interest and dividend income	556
TOTAL REVENUES	2,184,008
OPERATING EXPENSES	
Selling expenses - see supplemental schedule	64,339
General and administrative expenses - see supplemental schedule	2,072,699
TOTAL OPERATING EXPENSES	2,137,038
INCOME BEFORE OTHER INCOME/(EXPENSES)	46,970
OTHER INCOME/(EXPENSES)	
Deferred taxes	9,068
Cash value of life insurance	(15,077)
TOTAL OTHER INCOME/(EXPENSES)	(6,009)
INCOME BEFORE TAXES	40,961
Provision for federal tax expense	6,514
Provision for state tax expense	10,788
NET INCOME	$ 23,659

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCES AT MARCH 31, 2018	$ 10,300	$ 258,315	$ 226,977	$ (75,000)	$ 420,592
TREASURY STOCK ACQUISITION				(25,000)	(25,000)
2018 NET INCOME	0	0	23,659	0	23,659
BALANCES AT MARCH 31, 2019	$ 10,300	$ 258,315	$ 250,636	$ (100,000)	$ 419,251

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,659
Adjustments to reconcile net income to net cash flows provided by/(used for) operating activities:	
Depreciation	2,200
Changes in:	
Deferred taxes	(9,068)
Cash value of life insurance	15,077
Prepaid expenses	8,448
Refundable corporate income taxes	479
Accounts payable	(458)
Accrued other expenses	1,012
NET CASH PROVIDED BY OPERATING ACTIVITIES	41,349
CASH FLOWS FROM INVESTING ACTIVIITIES	
Purchase of fixed assets	(21,994)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(21,994)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash purchases of life insurance premiums	(20,000)
Cash used for treasury stock acquisition	(25,000)
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(45,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(25,645)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	350,182
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 324,537
SUPPLEMENTAL DISCLOSURES:	
Cash paid during the year for:	
Federal corporate taxes	$ 7,000
State corporate taxes	$ 10,400

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2019

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal and singular line of business is that of an investment management firm and financial advisor. The Company is an introducing (non-carrying) broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's single office is in Manchester, New Hampshire.

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied.

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Estimates Used in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

Fixed Assets and Depreciation
The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred; whereas major betterments are capitalized. Depreciation expense for the year ended March 31, 2019 was $2,200.

Fixed assets and accumulated depreciation at March 31, 2019 consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office furniture and equipment	$ 6,513	$ 6,513	$ ---
Computer equipment	133,738	113,943	19,795
Totals	$ 140,251	$ 120,456	$ 19,795

Income Taxes
According to FASB ASC 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2019, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2019, the Company's federal and various state tax returns generally remain open for the last three years. The years that remain open as of the date of these financial statements are: March 31, 2018, March 31, 2017, and March 31, 2016. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets represent the

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Federal Tax Issues
The Company recognizes deferred tax assets and liabilities in accordance with FASB ASC 740. For the year ended March 31, 2019, the gross deferred tax assets were $0, and the gross deferred tax liabilities were $4,167: thus, a Net Deferred Tax Liability of $4,167 was reported on the *Statement of Financial Condition* for March 31, 2019.

State Tax Issues
The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. As of March 31, 2019 the Company had $14,676 in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments

The Company is required to disclose the estimated fair value of its financial instruments in accordance with FASB ASC 820-10. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the year ended March 31, 2019 was $922.

Impairment of Long-lived Assets

The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the year ended March 31, 2019.

Compensated Absences

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-stockholder/employee paid time-off when earned. This amount for the year ended March 31, 2019 was $11,822 and is included in Accrued other expenses on the statement of financial condition.

NOTE B - REVENUES - Adoption of ASC Topic 606, Revenue from Contracts with Customers

Revenue Recognition

On April 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("TOPIC 606") using the modified retrospective method applied to those contracts which were not completed as of April 1, 2018. There was no impact to retained earnings as of April 1, 2018, as revenue recognition and timing of revenue did not change as a result of implementing TOPIC 606.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining fees. Advisors assist the Company in performing its obligations.

Advisory revenue for the year ended March 31, 2019 was $2,155,865.

NOTE B - REVENUES - Adoption of ASC Topic 606, Revenue from Contracts with Customers - continued

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Variable annuities	$ 27,284
Insurance	303
Total commission revenue	$ 27,587

NOTE C - OPERATING LEASE COMMITMENT

The Company occupies its office space under a triple-net lease agreement with a shareholder/employee of the Company. The terms of this lease are for a period of three (3) years from April 1, 2017 to March 31, 2020. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease requires a monthly payment of $3,831 plus a 4% escalation charge effective every April 1. Rent expense totaled $45,975 for year ended March 31, 2019.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement, signed in June 2016, requires a monthly payment of $213 for 60 months effective June 28, 2016. Rental expense for the copier totaled $2,561 for the year ended March 31, 2019.

The Company also leases its postage meter under an agreement classified as an operating lease. This lease, signed on October 10, 2017 for 63 months effective December 2017, requires quarterly payments of $225. Rental expense for the postage machine totaled $958 for the year ended March 31, 2019.

NOTE C - OPERATING LEASE COMMITMENT - CONTINUED

Total equipment rental expense was $3,758 for the year ended March 31, 2019.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2019: (*) Denotes that these amounts are estimates only.

Year Ending March 31,	Postage	Copier Rental	Office Rent
2020	900*	2,561*	47,813
2021	900*	2,561*	0
2022	900*	639*	
Thereafter	1,800*		

NOTE D - RELATED PARTY AND OFFICE RENT

The Company has a lease agreement with a shareholder/employee for its office space in Manchester, NH. See NOTE C. The rental payments to this related party totaled $45,975 for the year ended March 31, 2019.

NOTE E - PROFIT SHARING PLAN

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for Company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $0 for the year ended March 31, 2019. Required Company contributions to the plan totaled $39,699 for the year ended March 31, 2019.

NOTE F - NET CAPITAL and AGGREGATE INDEBTEDNESS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the year ended March 31, 2019, the Company was in compliance with this Rule.

NOTE G - CLEARING ARRANGEMENTS

Advisory client stock and bond transactions are introduced and cleared through the Company's relationship with Charles Schwab as custodian. Every effort is made to eliminate or reduce transaction charges to the Company's clients. The Company receives no economic benefit from any transaction charges. Under its agreement with Charles Schwab, the advisor introduces trades to the custodian on a fully disclosed basis and under a limited power of attorney agreement with each advisory client account. The processing of such orders is the responsibility of the custodian/broker dealer Charles Schwab, which confirms all transactions directly to the respective client.

NOTE H - COMMON STOCK AND OWNERSHIP

The Company is authorized to issue 1,000 shares of common voting stock at $100 par value. At March 31, 2019, the Company had issued 103 shares, and had outstanding 83 shares of common voting stock. Of these 83 shares, the Company's President - Thomas M. Lewry IV owns eighty (80) shares, the Vice President - Pamela Diamantis owns two (2) shares, and another employee - Melvin J. Severance III owns one (1) share of common voting stock.

NOTE I - TREASURY STOCK

On March 20, 2015 the Company entered into an agreement with the Company's President - Thomas M. Lewry IV to purchase his 100 shares of common voting stock at a rate of five (5) shares per year at a redemption rate of $5,000 per share. The treasury stock account at March 31, 2019 consists of twenty (20) shares of $100 par value common stock. The total acquisition costs of treasury stock at March 31, 2019 were $100,000.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the year ended March 31, 2019. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE K - CASH VALUE OF LIFE INSURANCE POLICY

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $20,000 towards this policy during the year ended March 31, 2019. The cash values and death benefits are summarized as follows:

Employee	Death Benefits	Cash Values at 3/31/2019
Thomas M. Lewry IV	$ 500,000	$ 63,587

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulate cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company made payments totaling $9,000 towards this policy during the year ended March 31, 2019.

NOTE L - SUBSEQUENT EVENTS

On April 4, 2019 the Company purchased five (5) shares of common voting stock from the Company's President - Thomas M. Lewry IV, at a redemption rate of $5,000 per share.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED MARCH 31, 2019

SELLING EXPENSES	
Commissions	$ 34,595
Travel, meals and entertainment	27,565
Advertising	922
Sales expenses	1,257
Total selling expenses	$ 64,339
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' compensation	$ 981,587
Employee compensation - general	576,917
Payroll taxes	72,248
Employee benefits	57,317
Computer expenses and software	53,496
Rent paid to officer	45,975
Professional and outside services	39,872
Pension plan costs	39,699
Other business expenses by employees	30,490
Office supplies and expenses	25,640
Utilities expense	24,727
Insurance expense	24,525
Other business expenses by President	20,000
Dues and subscriptions	13,030
Quotation service fees	11,262
Officer's life insurance	9,000
Real estate taxes	8,660
Building repairs and maintenance	8,473
Telephone and other communications	8,330
Donations to local charities	6,550
Postage	5,519
Equipment rental	3,758
Depreciation	2,200
Professional education	1,946
Vehicle expenses and mileage	866
Licenses and fees	612
Total general and administrative expenses	$ 2,072,699

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2019

EXCESS NET CAPITAL COMPUTATIONS:	
Total stockholders' equity	$ 419,251
Additions:	
Subordinated liabilities:	---
Total regulatory capital	419,251
Deductions before haircuts:	
Operational charges:	
Excess deduction charge on firm's Fidelity Bond per SEC Rule 15c3-1c(2)(xiv)	
Nonallowable assets:	
Fixed assets	(19,794)
Prepaid expenses	(25,009)
Refundable federal and state corporate taxes	(12,935)
Total deductions	(57,738)
Net capital	361,513
Haircuts on securities:	
Deposit with exchange clearing organization to satisfy margin requirements @ 2%	---
Net regulatory capital	361,513
Net capital requirement - minimum capital required per SEC Rule 15c3-1(a)(2)(iv)	50,000
Excess Net Capital at March 31, 2018	$ 311,513
Computation of Aggregate Indebtedness	
Total A.I. liabilities from State of Financial Condition	$ 26,612
Percentage of Aggregate indebtedness to Net Capital	7.36%

See report of independent registered public accounting firm and.
accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2019

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2019)	
Net capital (before haircuts) as reported in the Company's part II (unaudited) FOCUS report	$ 348,057
Allowable assets erroneously omitted or misclassified on FOCUS report:	
Incorrect balance in life insurance policy per FOCUS report	(58,663)
Corrected cash balance in life insurance policy	63,586
Total of amounts erroneously omitted from FOCUS report	4,923
Nonallowable assets reported and audit adjustments:	
Audit adjustment relating to deferred taxes	8,680
Audit adjustment relating to accounts payable	458
Audit adjustment relating to accrued vacation pay	(605)
Total of nonallowable assets and audit adjustments	8,533
Tentative net capital - per the preceding page	$ 361,513

See report of independent registered public accounting firm and. accompanying notes to financial statements.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of
Curbstone Financial Management Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Curbstone Financial Management Corporation identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Curbstone Financial Management Corporation claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Curbstone Financial Management Corporation stated that Curbstone Financial Management Corporation met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2019 without exception. Curbstone Financial Management Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curbstone Financial Management Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such anopinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May17, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Company's Exemption Report Pursuant to SEC Rule 15c3-3

Curbstone Financial Management Corporation (the "Company") asserts this exemption report in accordance with Rule 17a-5(d)(4) under the Securities Exchange Act of 1934. The Company and its management assert that to the best of their knowledge and belief, the Company is exempt from the "Customer Protection Rule" of 17 C.F.R. 240.15c3-3 under the provisions of paragraph (k)(2(ii)(the "exemption provisions") for the year ended March 31, 2019. The Company meets these exemption provisions as an Introducing Broker/Dealer that (1) clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and (2) promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Curbstone Financial Management Corporation has met the exemption provisions throughout the year ended March 31, 2019 without exception. The management of Curbstone Financial Management Corporation is responsible for compliance with the exemption provisions and its statements.

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Signature of management

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Printed name and title of management's signature

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Date of signature

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Company's Exemption Report Pursuant to SEC Rule 15c3-3

Curbstone Financial Management Corporation (the "Company") asserts this exemption report in accordance with Rule 17a-5(d)(4) under the Securities Exchange Act of 1934. The Company and its management assert that to the best of their knowledge and belief, the Company is exempt from the "Customer Protection Rule" of 17 C.F.R. 240.15c3-3 under the provisions of paragraph (k)(2(ii)(the "exemption provisions") for the year ended March 31, 2019. The Company meets these exemption provisions as an Introducing Broker/Dealer that (1) clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and (2) promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Curbstone Financial Management Corporation has met the exemption provisions throughout the year ended March 31, 2019 without exception. The management of Curbstone Financial Management Corporation is responsible for compliance with the exemption provisions and its statements.

[signature]
Signature of management

Thomas Lewry, President
Printed name and title of management's signature

5-17-2019
Date of signature